UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-41621

RADIOPHARM THERANOSTICS LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

RADIOPHARM THERANOSTICS LIMITED

EXPLANATORY NOTE

Radiopharm Theranostics Limited (the “Company”) published one announcement (the “Public Notice”) to the NASDAQ on July 24, 2026 titled:

“Radiopharm Theranostics Announces Concurrent US$4.1 Million Registered Direct Offering and
Up To Additional A$12.7 (US$8.9) Million Australian Placement and Share Purchase Plan”

A copy of the Public Notice is attached as an exhibit to this report on Form 6-K.

This Form 6-K, including the exhibits hereto, is incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-292178) and forms part thereof to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBITS

Exhibit Number	Description
99.1	Radiopharm Theranostics Announces Concurrent US$4.1 Million Registered Direct Offering and Up To Additional A$12.7 (US$8.9) Million Australian Placement and Share Purchase Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIOPHARM THERANOSTICS LIMITED

Date: July 24, 2026	By:	/s/ Nathan Jong
Nathan Jong
Company Secretary

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